Filed by: Stock Building Supply Holdings, Inc.
pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation
Commission File No.: 001-36050

This letter and the attached Frequently Asked Questions were distributed by Stock Building Supply Holdings, Inc. on June 3, 2015.

June 3, 2015

Dear Associates,

This morning we announced that we have agreed to merge with Building Materials Holding Corporation (BMC), a leading provider of residential building products and construction services to professional builders and contractors. This is very positive news for Stock and the future of our company. The merger will create one of the nation’s premier building materials distribution companies. Additionally, we believe it will accelerate our growth strategy by providing significant benefits for our associates, our customers and our suppliers. Please see the attached press release for additional details.

When we complete this transaction, we expect to:

•	Increase our scale and expand our presence in top growth markets;
•	Position ourselves to significantly benefit from the continued recovery of the housing market;
•	Have a stronger platform to provide best-in-class, value-added products and services to our customers;
•	Create additional opportunities for our associates as we significantly strengthen our business.

The combined company will operate in markets across 17 states, including new states for Stock such as Colorado and an expanded footprint in California and Texas, and a broader customer base. Together, we can identify each other’s best practices and adopt the right processes to drive additional growth across our combined footprint. Our team has been through many changes over the past 25 years and this is a significant positive step in our transformation that began several years ago. Today’s announcement is about capitalizing on significant growth opportunities, and YOU are a key part of that.

Stock and BMC share a culture that prioritizes exceptional customer service led by our talented associates and innovative customer solutions that enable our associates to create additional customer value. We will continue to build a teamwork-driven, high performance culture by attracting, developing and retaining the very best people. The similarity between our core values and cultures is obvious to me and that alignment was a critical factor in our decision to merge with BMC.

Together, we will have the product and service offerings, geographic reach, innovative technology capabilities and deep industry experience necessary to lead today’s industry but also, more importantly, the industry of tomorrow. For example, we are looking forward to sharing with our customers BMC’s millwork and structural frame manufacturing capabilities and consultative design centers after the transaction closes. Conversely, our eBusiness capabilities such as SLS, SIS, and pending Stock Design Services (SDS) and eCommerce platform will benefit BMC’s operations and customer base.

As you can see, once the transaction closes, our customers will benefit from an even broader product offering and stronger technology capabilities, while still receiving the proactive, high-touch service that they have come to expect from both Stock and BMC.

I will remain on the Board of Directors with BMC CEO Peter Alexander assuming leadership of the combined company once the transaction closes. I am excited to stay involved in the business through my position on the Board, and I will continue to take part in decisions that benefit and guide the company we all have worked so hard to build. Our management team going forward will be a blend of Stock and BMC executives, ensuring that we truly move forward together to solidify this newly combined business as the industry leader. In particular, I am pleased to announce that Jim Major is expected to remain with the business as Chief Financial Officer and Bryan Yeazel is expected to become the Chief Administrative Officer and General Counsel.

The combined company will be headquartered in Atlanta, but the main operating center will remain in Raleigh. We will continue to utilize each company’s strong and highly recognizable brand for the foreseeable future. Upon completion of the transaction, the combined company will remain a publicly-listed company trading on NASDAQ.

We do not expect the deal to close until the fourth quarter of 2015. Until then, we are separate companies and we must continue to focus on our business priorities to provide our customers with the high caliber service they have come to expect while growing our business profitably. You should not have contact with any BMC employees about the merger, and we would ask that you refrain from speculating about it with our customers, suppliers or any other third party. For now, we remain competitors in the marketplace, and it is important that we act that way until the deal closes later in the year.

Throughout this process I encourage you to ask questions, and please remember that all of us need to continue to adhere to our media policy. If you do receive any calls from reporters, you can direct them to Mark Necaise at (919) 431-1021.

Today is an exciting day in our company’s history and is another milestone on our successful journey. I am proud to be a part of it and look forward to more great things to come.

Thank you for your continued hard work and dedication to Stock – you are, and remain instrumental to, the company’s success!

Sincerely,

Jeff Rea

President and CEO

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving BMC and Stock Building Supply, including future financial and operating results, Stock Building Supply’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and Stock Building Supply shareholder approvals; the risk that Stock Building Supply or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of Stock Building Supply’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond Stock Building Supply and BMC’s control. All forward-looking statements attributable to Stock Building Supply or persons acting on Stock Building Supply’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Stock Building Supply and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Stock Building Supply and BMC will be submitted to the respective stockholders of Stock Building Supply and BMC for their consideration. In connection with the merger and special meeting of Stock Building Supply’s stockholders, Stock Building Supply expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the merger, the merger agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and Stock Building Supply. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that Stock Building Supply or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STOCK BUILDING SUPPLY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by Stock Building Supply with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from Stock Building Supply by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300.

Participants in the Merger Solicitation

Stock Building Supply, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Stock Building Supply is set forth in the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for Stock Building Supply’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

ASSOCIATE FREQUENTLY ASKED QUESTIONS

1.	As a Stock associate, how does this announcement affect my job?

This transaction is about growth and, as we expand, this should mean more opportunities for you. BMC brings us access to states with entry into 14 different markets, including in the western U.S., Texas, North Carolina, Georgia and Florida, and many new customers. Together, as we can adopt each other’s best practices and utilize efficiencies to drive additional growth across our combined footprint, it will create expanded professional opportunities and a strong demand for professional skills and subject matter expertise across our organization.

2.	How does this transaction benefit Stock associates?

We expect associates of both companies will benefit from increased opportunities as a result of the combined company’s larger scale and greater geographic reach. The combined company will continue to focus on building a high performance, teamwork-driven culture by attracting, developing and retaining the best people.

3.	Why is our CEO stepping down and BMC’s CEO taking his role? Does this mean that other Stock associates will be replaced by BMC’s?

Peter Alexander is a highly experienced and extremely qualified CEO with over 21 years of experience in the distribution industry. He has led BMC as it has grown into an industry-leading provider of residential building products and construction services in fast-growing regions throughout the U.S. Prior to BMC, he served as President and Chief Executive Officer of ORCO Construction Distribution. Peter has also held leadership roles at GE Capital, ComputerLand (now Vanstar), Premiere Global Services and Coast to Coast Hardware.

With his extensive experience completing and successfully integrating over 41 acquisitions around the world, Peter will be focused on leveraging both companies in order to create a formidable player in the building materials space.

Both Jeff and Peter have been pursuing this transaction for some time as it was clear that this combination would accelerate the growth strategy that each business was separately pursuing. The capabilities of each company are highly complementary to the other and therefore the strategic rationale was compelling. Therefore this merger has the full endorsement by both of the CEOs and our executive teams.

Additionally, the Stock CEO and board felt an integrated executive team was the best manner in which to bring these two companies together. With a full time integration leader announced and the plans to appoint both Jim Major as CFO and Bryan Yeazel as CAO and General Counsel we felt the combined company would have a highly collaborative executive team to lead the company forward and execute our synergistic strategy.

4.	Will we still be selling the same products? Will we be selling all of BMC’s products?

Yes, you will still be selling the same Stock products. Over time, you will also have the opportunity to begin selling some of BMC’s products, such as additional millwork and structural frame manufacturing offerings. BMC will also offer their consultative showrooms, which brings an enhanced customer experience to the sales process.

5.	Where will the headquarters be located?

The company’s CEO and official headquarters will be in Atlanta, Georgia, but the main operating center will remain in Raleigh, North Carolina.

6.	Will any facilities be closed as a result of the merger?

We’re excited about this transaction because we think it can accelerate our profitable growth and expansion. There is very limited geographic overlap between the two businesses and we don’t see a need to significantly impact our footprint. Like we normally would, we will assess opportunities to strengthen our capabilities which could lead to expanding or creating new facilities.

7.	Will this deal affect our day-to-day operations / responsibilities as Stock associates?

No. It is business as usual. We will continue to operate as it has in the past, and your day-to-day role and responsibilities will not change. Following the close of the merger there may be some changes as we integrate our two great companies. We will provide additional details to you as we get closer to that date.

8.	Will associates still use Stock’s current systems?

Until the transaction closes, it will remain business as usual including the usage of our current systems. As the integration planning progresses, we will keep associates apprised of any changes. Both companies have solid systems and an assessment will be made during the integration process to determine what the best fit is for the combined company. Of course, our eBusiness platform, which requires our current systems, is very strategic and we will want to continue to develop and roll that capability out as planned.

9.	How will our current customers be affected?

It is business as usual. Customers will benefit from an even broader product offering and stronger technology platform, while still receiving the proactive, high-touch service that they have come to expect from Stock and BMC.

10.	What should I tell my customers?

We are currently communicating with customers directly and you will receive a copy of that letter. You can tell them that they will continue to experience the same proactive, high-touch service and quality product offerings they have come to rely upon, while receiving the benefits of an expanded product line and stronger technology platform.

11.	How will our current suppliers be affected?

It will be business as usual with suppliers.

12.	What should I tell our suppliers?

You can tell them that their contacts and relationship with Stock will remain unchanged during this time and it is business as usual.

13.	Who will I report to as a result of this merger?

Until the transaction closes, there will be no changes to reporting structure. We fully intend to keep operating the company as we have in the past. Following the close of the merger there may be some changes as we integrate our two great companies. We will provide additional details to you as we get closer to that date.

14.	As a Stock associate, will my compensation or benefits change?

Until the transaction closes, we are still separate companies. After closing, we will approach the health care market as a combined company to try to obtain the best possible value for our company and associates.

15.	Will there be any job reductions as a result of this merger?

This merger is very positive news for Stock and our company’s future – we believe this combination will result in increased opportunities for Stock and BMC associates. As always, we will work to optimize our operations and the integration will provide great possibilities to do this. Like yesterday, we remain focused on the priorities to build high-performing teams and develop our talent. Our core values and the approach to day-to-day business and our strategy remain unchanged.

16.	If people do lose their jobs as a result of the merger, will there be any severance?

Our approach to severance and other employee benefits remain the same.

17.	Will we still be using the Stock name?

We intend to continue using the Stock and BMC brands in each company’s respective markets for the foreseeable future. If there are any changes to that, we will let you know in the future.

18.	Will Stock’s company culture change?

Our company culture should only be reinforced by this merger. Stock and BMC have similar cultures that prioritize exceptional customer service, profitable growth and strong high-performing teams.